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                              May 15, 2020

       Robert Roche
       Vice President and Chief Financial Officer
       CARLISLE COMPANIES INC
       16430 North Scottsdale Road
       Suite 400
       Scottsdale, Arizona 85254

                                                        Re: CARLISLE COMPANIES
INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2020
                                                            File No. 1-09278

       Dear Mr. Roche:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-Q for the period ended March 31, 2020

       Notes to Condensed Consolidated Financial Statements (Unaudited) Goodwill and Other Intangible Assets, net, page 15

   1. We note your disclosure that, due to general market declines driven by the coronavirus global pandemic, you
performed impairment testing on your goodwill and indefinite-lived intangible assets. In
both cases, you determined that the fair values of these assets exceeded their carrying
value.

                                                        In order to provide
investors with information to better assess the probability of future goodwill impairment
charges, please disclose, if accurate, that the estimated fair values of the intangible assets
you quantitatively tested for impairment substantially exceeded their carrying values. For
any asset whose estimated fair value did not substantially exceed its carrying value, please
disclose the percentage by which fair value exceeded carrying value at the date of the most
recent test.
 Robert Roche
CARLISLE COMPANIES INC
May 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments or related matters.



FirstName LastNameRobert Roche                            Sincerely,
Comapany NameCARLISLE COMPANIES INC
                                                          Division of
Corporation Finance
May 15, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName